RELIANCE Natural Resources
Anil Dhirubhai Ambani Group



09046664

RECEIVED

2009 AUG -3 A 2: 28

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 28, 2009

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA



SUPPL

Sub.: Proceedings of the 9th Annual General Meeting held on July 28, 2009

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 28, 2009 on proceedings of the 9th Annual General Meeting held on July 28, 2009.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 28, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sir,

Sub.: Proceedings of the 9th Annual General Meeting held on July 28, 2009

We wish to inform you that the Members of the Company at the 9th Annual General Meeting held on July 28, 2009, have duly approved all the businesses as specified in the notice convening the meeting viz :-

1. Adoption of audited Balance Sheet as at March 31, 2009, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. Appointment of Shri Bakul Dholakia, as Director of the Company, liable to retire by rotation.

3. Appointment of M/s Pathak H D & Associates, Chartered Accountants, as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

4. Increase in the authorised share capital of the Company from Rs 1,500 crore to Rs 2,000 crore.

5. Alteration in Articles of Association of the Company.

6. Issue of securities on a preferential basis to Qualified Institutional Buyers.

We would request you to kindly bring the aforesaid information to the notice of your members.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 28, 2009

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sir,

Sub.: Proceedings of the 9th Annual General Meeting held on July 28, 2009

We wish to inform you that the Members of the Company at the 9th Annual General Meeting held on July 28, 2009, have duly approved all the businesses as specified in the notice convening the meeting viz :-

1. Adoption of audited Balance Sheet as at March 31, 2009, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. Appointment of Shri Bakul Dholakia, as Director of the Company, liable to retire by rotation.

3. Appointment of M/s Pathak H D & Associates, Chartered Accountants, as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

4. Increase in the authorised share capital of the Company from Rs 1,500 crore to Rs 2,000 crore.

5. Alteration in Articles of Association of the Company.

6. Issue of securities on a preferential basis to Qualified Institutional Buyers.

We would request you to kindly bring the aforesaid information to the notice of your members.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.: